Exhibit 99.1

OneSmart Announces Private Placement of US$25 Million Convertible Notes

SHANGHAI, February 28, 2020 — OneSmart International Education Group Limited (NYSE: ONE) (“OneSmart” or the “Company”), a leading premium K-12 education company in China, today announced that it has entered into definitive transaction documents with Yiheng Capital Partners, L.P., an existing minority shareholder of the Company (the “Purchaser”), pursuant to which OneSmart will issue and sell convertible note in a principal amount of US$25 million to the Purchaser through private placement. The closing of such private placement is expected to occur on or around February 28, 2020.

The convertible note to be issued to the Purchaser bear interest at a rate of 4.75% per year. Interest shall be payable semi-annually in arrears on each August 1 and February 1, commencing on August 1, 2020.  The convertible notes will mature on February 28, 2025 unless repurchased or converted in accordance with their terms prior to such date. The Purchaser may require the Company to repurchase all or part of its convertible notes in cash on February 28, 2023, or in the event of certain fundamental changes.

Subjected to and upon compliance with the terms of the convertible notes, the Purchaser has the right to convert all or any portion of the convertible notes at its option at any time after the determination of the initial conversion price and prior to the close of business on the second business day immediately preceding the maturity date. Upon conversion, the Company will pay or deliver to the Purchaser Class A ordinary shares of the Company (“Class A Shares”). The initial conversion price shall be equal to such amount per Class A Share that equals to the product of (a) 125% and (b) a reference price benchmarked against trading price of the Company’s ADSs.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. OneSmart may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about OneSmart’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: OneSmart’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to penetrate premium K-12 after-school education services market; diversify and enrich our education offerings; enhance the development and management of our teacher team and teaching materials; competition in our industry in China; its ability to maintain and expand online education presence; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect our students’ information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and OneSmart does not undertake any obligation to update such information, except as required under applicable law.

About OneSmart

Founded in 2008 and headquartered in Shanghai, OneSmart International Education Group Limited is a leading premium K-12 education company in China. Since commencement of our business, our vision is to build the most trusted “Third Classroom” outside of home and school and our mission is to bring out the utmost learning power in each student by cultivating his or her study motivation, capability and perseverance, and enable our students to pursue their life-long success. Our company culture is centered on the core values of customer focus, execution, innovation and teamwork.

The Company has built a comprehensive premium K-12 education platform that encompasses OneSmart VIP business (Premium K-12 1-on-1 training services), HappyMath (Premium math education programs), and FasTrack English (Premium English education programs). We also offer our comprehensive online classes through OneSmart Online, our premium online education services platform. As of November 30, 2019, OneSmart operates a nationwide network of 430 learning centers across 35 cities in China.

For more information on OneSmart, please visit http://www.onesmart.investorroom.com.

For more information, please contact:

OneSmart
Ms. Rebecca Shen
Phone: +86-21-5255-9339 ext. 8139
Email: ir@onesmart.org

Christensen
In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
Email: carnell@christensenir.com

In the United States
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com